NESTLÉ S.A.

82-1252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

17th May 2006
SG/BDA/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transaction as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343 / mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

Bernard DANIEL
Secretary General

5/24

Encl.

RECEIVED
2006 MAY 24 A 9:25
OFFICE OF INTERNATIONAL

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Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX *Compatible UE*" *doivent* s'acquitter des obligations prévues *dans le cadre du maintien* de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du mai 2006 au mai 2006

Emetteur: ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **100**
Sélectionner un mois: mai 2006

Emetteur	**Generali (Schweiz) Holding**
Date de la transaction	**16.05.2006** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 417 titres** pour un montant total de **CHF 183'480.00** (soit CHF 440.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0005072415
Détails de transaction	Andienung der Aktien im Rahmen des öffentlichen Kaufangebots der Assicurazioni Generali S.p.A., Triest, für

supplémentaires	alle sich im Publikum befindenden Namenaktien der Generali (Schweiz) Holding. In der Meldung enthalten sind die von Frau Gunilla Zellweger (Ehefrau von Martin Zellweger) gehaltenen und ebenfalls angedienten Aktien im Umfang von 51 Stk.

Emetteur	**Generali (Schweiz) Holding**
Date de la transaction	**16.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 300 titres** pour un montant total de **CHF 132'000.00** (soit CHF 440.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0005072415
Détails de transaction supplémentaires	Andienung der Aktien im Rahmen des öffentlichen Kaufangebots der Assicurazioni Generali S.p.A., Triest, für alle sich im Publikum befindenden Namenaktien der Generali (Schweiz) Holding.

Emetteur	**Nestlé AG**
Date de la transaction	**16.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 650 titres** pour un montant total de **CHF 240'662.50** (soit CHF 370.25 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Schulthess Group AG**
Date de la transaction	**16.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 209 titres** pour un montant total de **CHF 117'040.00** (soit CHF 560.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0018785045

Emetteur	**The Swatch Group AG**
Date de la transaction	**16.05.2006** par un membre non-exécutif du conseil d'administration
Type de transaction	**Acquisition de 3'367 titres** pour un montant total de **CHF 143'089.00** (soit CHF 42.50 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012255144

Emetteur	**Altin AG**